Mail Stop 3561
February 6, 2006

Gregory A. Haehn
President and Chief Operating Officer
Giant Motorsports, Inc.
13134 State Route 62
Salem, OH  44460

      Re:	Giant Motorsports, Inc.
		Registration Statement on Form S-1
      Filed January 12, 2006
		File No. 333-131001

Forms 10-Q/A for the Fiscal Quarters Ended March 31, 2005, June
30,
2005 and September 30, 2005
Filed January 23, 2006
File No. 0-50243

Dear Mr. Haehn:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update the financial statements and the related management`s discussion and analysis discussion as needed. Your financial statements must be updated to include a balance sheet as of a date less than 135 days before the effective date of your registration statement. Please refer to Rule 3-12 of Regulation
S-X.

Selling Shareholders, page 19
2. We note your response to comment 17 in our letter dated
November
23, 2005. In your response, you added disclosure to footnote 20 to the table that HCFP/Brenner Securities is a registered broker-dealer and "[m]ay therefore be considered an underwriter within the meaning of the Securities Act of 1933." Please, however, revise to disclose that HCFP/Brenner Securities is an "underwriter" within the meaning of the Securities Act of 1933, unless HCFP/Brenner Securities received the shares being offered as compensation for underwriting activities.

Business and Properties, page 28

Development of Our Business, page 28
3. We note that in response to comment 24 in our letter dated November 23, 2005, you added "we believe" to your disclosure. Please, however, provide us with the basis for your belief that Andrews Cycles is one of the largest power sports dealers in the State of Ohio.

Floor Plan financing, page 33
4. We note that you currently have floor plan facilities with a variety of lenders including those unaffiliated with manufacturers.
It appears that you include the changes in all of your floor plan facilities as an operating activity on the statement of cash flows.
Borrowings and repayments on floor plan notes payable for vehicle inventory should be classified in financing activities when inventory is purchased from a manufacturer unaffiliated with the lender, similar to obtaining external financing through a line of credit or other borrowing facility. Borrowings and repayments for new vehicle inventory should be included in operating activities analogous to inventory financed with accounts payable only when the lender is affiliated with the manufacturer. See paragraph 23a of SFAS no. 95.
Also, note that Rule 5-02(19)(a) of Regulation S-X requires separate and clear balance sheet display of amounts payable to trade creditors and amounts payable for borrowings. Please advise or revise your financial statements to correct the classifications on the statements of cash flows and balance sheets.

Management`s Discussion and Analysis..., page 36
5. We note your response to comment 30 in our letter dated
November
23, 2005. It appears, however, that you have not fully responded to the comment. Accordingly, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. You should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail any material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them. Please consider discussing the metrics management uses to analyze its business, including the number of units sold and sales per square foot, as applicable. See Item 303 of Regulation S-K and SEC Release No. 33-
8350.

Financing Activities, page 38
6. We have reviewed your response to comment 31 in our letter dated
November 23, 2005 along with the corresponding exhibit detailing your
calculations. Based upon our review, it appears that you have recorded a discount equal to the total gross proceeds of $2,870,000 related to the issuance of the Series A shares and the Series A warrants. Note that the amount of the discount assigned to the beneficial conversion feature should be limited to the $1,526,840 of proceeds allocated to the Series A shares (after the allocation of the total proceeds on a relative fair value basis between the preferred stock and warrants). Your balance sheet at September 30,
2005 appears to be incorrect since there is a remaining discount of
$1,343,160 despite the $2,870,000 beneficial conversion feature you recognized as a dividend during the period ended September 30, 2005.
The entire Series A discount (including the amount of the discount resulting from the allocation to the Series A warrants) should have been immediately accreted and recognized as a dividend. Please revise your Statements of Operations and Statement of Stockholders`
Equity accordingly.  Refer to paragraph 6 of EITF Issue No. 98-5.

Executive Compensation, page 53
7. Please update the disclosure to provide compensation information for the fiscal year ended December 31, 2005. Please refer to interpretation 8B. in the Item 402 of Regulation S-K section of the
Manual of Publicly Available Telephone Interpretations (July
1997),
available on our website at www.sec.gov.

Certain Relationships and Related Transactions, page 55
8. We note your response to comment 35 in our letter dated
November
23, 2005.  Please disclose whether any of the loans to Russell A.
Haehn remain outstanding.

Financial Statements as of and for the years ended December 31, 2004,
2003 and 2002

Consolidated Statements of Stockholders` Equity - Restated, page
F-6
9. It appears from your response to comment 38 in our letter dated November 23, 2005 that you removed the December 31, 2003 retained earnings balances of W.W. Cycles, Inc. in connection with the journal entries you recorded for the January 2004 reverse merger. We note your disclosure in Note A at page F-8 that the acquisition was accounted for as a reverse merger whereby, for accounting purposes,
W.W. Cycles, Inc. is considered the accounting acquirer. Since your merger with W.W. Cycles, Inc. should be accounted for as a recapitalization, please revise the historical statements of stockholders` equity of W.W. Cycles, Inc. for all periods presented to reflect the equivalent number of American Busing Corporation shares received in the exchange. Retained earnings of W.W. Cycles,
Inc. should be carried forward and earnings per share for periods prior to the recapitalization should be restated to reflect the number of equivalent shares of American Busing Corporation shares received in the exchange. Please revise your Statement of Operations and Selected Financial Data for all periods accordingly.

Note M - Acquisition of Kings Motorsports, Inc., page F-21
10. We have reviewed your response to comment 41 in our letter dated
November 23, 2005. Please expand your disclosure to include the condensed balance sheet of Kings Motorsports, Inc. disclosing the amount assigned to each major asset and liability caption at the acquisition date. Refer to paragraph 51(e) of SFAS 141.

Note N - Subsequent Events, page F-23
11. We have reviewed your response to comment 47 in our letter dated
November 23, 2005. However, your accounting policy for recording monthly rent expense for this lease agreement is still unclear. In this regard, please tell us the impact that the escalated rent amounts have on the amount of rent you charge routinely to operations throughout the term of the lease. Refer to FASB Technical Bulletin
85-3.

Undertakings
12. Please disclose the full undertakings in Item 512(a) to Regulation S-K.

Exhibits

Exhibit 5 - Legality Opinion
13. We note that you have opined that the Series A Warrants, when sold, will be validly issued. Please revise to provide an opinion as to whether the warrants are binding obligations under the state contract law governing the warrant agreement.
14. We note that the legality opinion states that the opinion
"[i]s
intended solely for your benefit, and can be relied upon solely by you." Please revise as the investors in this offering should be able to rely on the opinion as well.
Exhibit 23.1
15. Please update your independent auditors` consent.

Forms 10-Q/A for the Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005

Exhibit 31
16. We note your response to comment 58 in our letter dated
November
23, 2005. It appears, however, that your certifications required by
Section 302 of the Sarbanes-Oxley Act of 2002 still include the title of the certifying individual in the first line. In future filings, please remove the title of the certifying individual from the first line. In this regard, please acknowledge, in writing, that you understand this comment and will remove the title of the certifying individual in the first line of the Section 302 certifications in future filings.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or Will Choi, Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney-Advisor, at (202) 551-
3338, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at
(202) 551-3720 with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director

cc:	Scott M. Miller
	Gusrae, Kaplan, Bruno & Nusbaum, PLLC
	Fax (212) 809-5449
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Gregory A. Haehn
Giant Motorsports, Inc.
February 6, 2006
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